                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   531918209
                                 (CUSIP Number)

    Michael T. Westermeyer, Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN  55403
                                 (612) 347-6500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 6, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON

     Allianz Life Insurance Company of North America        41-1366075
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
          NUMBER OF                3,597,962 (1)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8   SHARED VOTING POWER
          OWNED BY                 0
            EACH               -------------------------------------------------
          REPORTING            9   SOLE DISPOSITIVE POWER
           PERSON                  3,597,962 (1)
            WITH               -------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,597,962 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
     (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2% (based on 22,620,760 shares outstanding on December 31, 1997 and the shares outstanding following conversion of the Debenture and exercise of preemptive rights on February 6, 1998) (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IC, CO
--------------------------------------------------------------------------------
(1) Does not include agreed purchase over the next five years of $100 million of newly issued Common Stock directly from the Issuer pursuant to the Stock Purchase Agreement.

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D
                                 ------------

This Amendment No. 2 amends the Schedule 13D, dated February 24, 1995 (as further amended on January 16, 1998) of Allianz Life Insurance Company of North America with respect to the Common Stock, $.01 par value, of Life USA Holding, Inc., a Minnesota corporation, to report the initial closing of the transactions reported in Amendment No. 1 to Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On January 13, 1998, LifeUSA Holding, Inc. (the "Issuer") and Allianz entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Allianz agreed to acquire shares of Common Stock (not to exceed 35% of the outstanding Common Stock) by (i) exercising its right to convert the Debenture into shares of Common Stock (Section 1.1 of the Stock Purchase Agreement), (ii) exercising its preemptive rights under the Debenture Purchase Agreement to purchase shares of Common Stock (Section 1.2 of the Stock Purchase Agreement), (iii) purchasing an aggregate of 925,000 shares of Common Stock from management of the Issuer (Exhibit Q and Sections 5.4 and 6.4 of the Stock Purchase Agreement), (iv) purchasing on the open market up to 1,604,104 shares of Common Stock within one year of the Initial Closing (as defined in Section 1.1 of the Stock Purchase Agreement) and (v) purchasing $100 million of newly issued Common Stock over the next five years ($20 million annually) directly from the Issuer (Section 2 of the Stock Purchase Agreement), provided that under certain circumstances a convertible debenture (in the form of Exhibit O to the Stock Purchase Agreement) could be substituted for the Common Stock. The Stock Purchase Agreement also provides for the termination of the Debenture Purchase Agreement and the cancellation of the Warrant. The Initial Closing of the Stock Purchase Agreement occurred on February 6, 1998. Effective upon such Initial Closing, Allianz converted the Debenture into 2,431,116 shares of Common Stock, exercised its preemptive rights under the Debenture Purchase Agreement to purchase 241,846 shares of Common Stock and purchased an aggregate of 925,000 shares of Common Stock from management of the Issuer, which purchases were financed by working capital funds of Allianz. Allianz expects to utilize working capital funds to effectuate its payments for the shares of Common Stock described in clause (iv) above. The purchase of Common Stock and/or convertible debentures described in (v) above will be funded from working capital funds of Allianz or from credits against the reinsurance allowances for commissions and expenses under the existing reinsurance agreement between Allianz and LifeUSA Insurance Company, a wholly owned subsidiary of the Issuer ("LifeUSA").

          The foregoing summary of the Stock Purchase Agreement and related agreements does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement (including exhibits thereto), which is incorporated herein by reference.

Item 4.   Purpose of the Transaction
          --------------------------

          On January 13, 1998, the Issuer and Allianz entered into the Stock Purchase Agreement to provide Issuer with additional capital for its general corporate purposes and to make additional agreements relating to Allianz's ownership of Common Stock and the relationships between Allianz and the Issuer and between Allianz and LifeUSA. Effective upon the Initial Closing of the Stock Purchase Agreement, Allianz acquired an aggregate of 3,597,962 shares of Common Stock by conversion of the Debenture, exercise of preemptive rights under the Debenture Purchase Agreement and purchase of Common Stock from management of the Issuer.

          In connection with the Initial Closing of the Stock Purchase Agreement, the Issuer and Allianz also amended the various marketing agreements:
(i) the existing administration and marketing agreement between Allianz and Issuer (by which the Issuer on behalf of LifeUSA provides marketing services, underwriting services and policy administration services to Allianz with respect to certain life insurance policies and annuities under the existing reinsurance contract between Allianz and LifeUSA) was amended to extend the term of the agreement to December 31, 2000 (Exhibit G to the Stock Purchase Agreement) (as amended, the "Marketing Agreement"); (ii) the existing reinsurance agreement between Allianz and LifeUSA (by which Allianz can assume 50% of certain LifeUSA life insurance policies and annuities reinsured after January 1, 1995) was amended to permit LifeUSA to deliver shares of Common Stock of the Issuer to pay for the reinsurance allowances and commissions owing thereunder by LifeUSA to Allianz (Exhibit J to the Stock Purchase Agreement); and (iii) the existing claims administration agreement between Allianz and LifeUSA (by which LifeUSA provides all services relating to paying claims with respect to certain life insurance policies and annuities) was amended to extend the term of the agreement to December 31, 2000 (Exhibit K to the Stock Purchase Agreement).
Upon the Initial Closing, Allianz and LifeUSA also entered into a new reinsurance agreement pursuant to which Allianz can assume 12.5% of LifeUSA business (Exhibit I to the Stock Purchase Agreement). Section 7.8 of the Stock Purchase Agreement provides that, commencing January 1, 1998 and during the term of the Marketing Agreement (the "Covered Period"), Allianz shall be entitled to 37.5% of the first year and single premiums received from life insurance and fixed annuity products written during the Covered Period (a) by LifeUSA agents for LifeUSA and (b) by LifeUSA agents for Allianz under the Marketing Agreement. In addition, during the term of the Marketing Agreement, Allianz will have the right of first refusal to assume up to 37.5% of the premiums received from any other products written by LifeUSA if and to the extent (not to exceed 37.5%) LifeUSA reinsures any such products.

          Although, other than described in this Item 4, Allianz does not have any current plans or proposals with respect to the Issuer or its Common Stock, Allianz reserves the right to take any and all actions, which could include, without limitation, a tender offer for all of the shares of Common Stock of the Issuer. Considerations relevant to any decision may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock and management's plans, if any, with respect to the Issuer.

          The foregoing summary of the Stock Purchase Agreement and related agreements does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement (including exhibits thereto), which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Effective upon the Initial Closing under the Stock Purchase Agreement, Allianz (i) exercised its right to convert the Debenture into 2,431,116 shares of Common Stock, (ii) exercised its preemptive rights under the Debenture Purchase Agreement to purchase 241,846 shares of Common Stock and
(iii) purchased 925,000 shares of Common Stock from management of the Issuer at a purchase price of $16.44 per share. Based upon such conversion and purchases and the 22,620,760 shares of Common Stock outstanding as of December 31, 1997, Allianz beneficially owns 3,597,962 shares of Common Stock or approximately 14.2% of the outstanding shares of Common Stock.

          (b) Allianz has sole voting power and sole dispositive power as to the shares acquired at the Initial Closing pursuant to the conversion of the Debenture and the purchases of Common Stock described in (a) above.

          (c) Other than the acquisition of Common Stock described above, no transactions with respect to the Common Stock have been effected since January 16, 1998 by Allianz, AZ AG, AZOA or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

          (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

          (e)  Not applicable.

Signature
---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  February 10, 1998
                                    ALLIANZ LIFE INSURANCE COMPANY OF
                                         NORTH AMERICA


                                    By   /s/ Michael T. Westermeyer
                                         ---------------------------------------
                                         Michael T. Westermeyer
                                         Vice President, Corporate Legal Officer
                                           and Secretary